

GRUPO MODELO, S.A. DE C.V.

May 30, 2005

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman



Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.



Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Material Event

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx



GRUPO MODELO, S.A. DE C.V.

NOTICE TO SHAREHOLDERS

Grupo Modelo launches Cerveza Tropical

Mexico City, May 27, 2005. Grupo Modelo, the leader in the production and distribution of beer in Mexico, announces the introduction of its new product, Cerveza Tropical.

This innovative product will allow Grupo Modelo to strengthen the brand segmentation efforts initiated last year, creating a value product which presence in the market will help to fuel the company's sales through supermarkets.

"The market evolves continuously and Grupo Modelo takes the advantage of the knowledge of consumers to satisfy necessities and continues enhancing the leadership in Mexico" Carlos Fernandez, Chairman and CEO of Grupo Modelo commented.

"We are launching a product of Modelo quality for an specific niche, we enter to the value brands segment in which nowadays certain imported brands compete" Carlos Uranga, Chief Marketing Officer stated.

Franciso Mijares, Director Corporate Domestic Sales said "Tropical will be available in the market as of May 28 in can presentation of 340 ml., we include in our portfolio a new type of beer, 3% alcohol and adequate balance between body and bitterness".

Therefore, Grupo Modelo's product portfolio comprises 11 brands of which 10 are distributed in the Mexican market.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.5% total market share (including domestic and export markets) as of December 31, 2004. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes 11 brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser

and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Contact

Eduardo Zamarripa	(5255) 5283-3600 x.2860
Begoña Orgambide	(5255) 5283-3600 x.2874
Fax:	(5255) 5280-6718

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com